Exhibit 99.3

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

July 15, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 52,137,081

Western Wind Energy closes US$2 million debt financing

Western Wind Energy Corp ("Western Wind” or the "Company") is pleased to announce that it has closed on the US$2 million corporate loan initially announced on July 8, 2010. The loan bears interest at 10% per annum and will be come due on June 30, 2011. In connection with this loan, Western Wind will issue 436,471 bonus shares.

The offered securities will not be registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Windstar financial close scheduled for September 2010

Western Wind continues to progress with the Windstar project lenders and their legal counsel to finalize the legal due diligence and documentation for the Windstar project financing which is now anticipated to close by mid-September 2010. Construction is planned to begin immediately upon the completion of the financial close.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and has a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United

States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”